FIRST FINANCIAL HOLDINGS, INC.
2440 Mall Drive – Charleston, S.C. 29406

August 10, 2010

Via Telecopy and Edgar

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	First Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 000-17122

Dear Mr. Cline:

This letter is to acknowledge receipt of the comment letter, dated July 30, 2010.  As a result of the time it will take to prepare the information requested in your letter, we respectfully request that we be given an extension to respond to your comment letter until August 31, 2010 to allow for us, our legal counsel and our auditors to have sufficient time to review and respond to the comments.

If you have any questions concerning this matter, please contact the undersigned at (843) 529-5456 or by email at bbettendorf@firstfederal.com.

Sincerely,

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Chief Financial Officer

cc:	Michael Volley, Securities and Exchange Commission, Division of Corporation Finance
Justin Dobbie, Securities and Exchange Commission, Division of Corporation Finance

P.O. Box 118068● Charleston, SC 29423-8068 ● (843) 529-5933 ● FAX (843) 529-5883
www.firstfinancialholdings.com